CERTIFICATE OF AUTHOR

Karl T. Swanson, SME, MAusIMM
PO Box 86
Larkspur, CO 80118, USA
Fax: (501) 638-9162
E:mail: karl.swanson@yahoo.com

Re: *NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Ketza River Project, Yukon Territory, Canada,* and dated 28 June 2011, with an effective date of 25 January, 2010:

I, Karl T. Swanson, SME, MAusIMM, do hereby certify that:

1) As of June 28, 2011, I am an independent geological and mining engineering consultant at:
Karl Swanson
PO Box 86
Larkspur, CO 80118, USA

2) I graduated with a Bachelor of Science degree in Geological Engineering from Colorado School of Mines in 1990. In addition, I obtained a Master of Engineering degree in Mining Engineering from Colorado School of Mines in 1994.

3) I am a registered member of the Society for Mining, Metallurgy & Exploration (SME) #4043076. I am a member of the Australian Institute of Mining and Metallurgy (AusIMM) #304871.

4) I have worked as a geological and mining engineer for a total of 20 years since my 1990 graduation from university.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the Purposes on NI 43-101.

6) I am responsible for the preparation of sections 15.1 to 15.11, and 15.14 of the technical report titled *NI 43-101 Technical Report, Ketza River Project, Yukon-Nevada Gold Corp., Yukon Territory, Canada*, and dated 28 June 2011, with an effective date of 25 January, 2010 ("the Technical Report") relating to the Ketza River property.

7) I have not had prior involvement with the property that is the subject of the Technical Report.

8) I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

9) I was paid a daily rate for geological consulting services performed at the Ketza River Project and do not have any other interests relating to the project. I did not visit the Ketza River property. I do not have any interest in adjoining properties in the Ketza River project area; however, I did conduct work on the adjacent Silver Valley Project from December 2009 to January 2010 located approximately 2 kilometers to the east of the Ketza River Project that is also owned by Yukon-Nevada Gold Corp. I have also conducted work (from early 2010 to June 28, 2011) on the Jerritt Canyon property in Elko, Nevada, USA owned by Queenstake Resources USA, Inc which is a wholly owned subsidiary company owned by Yukon-Nevada Gold Corp.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11) I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

12) As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 28th Day of June 2011.

Karl T. Swanson, M.Eng., SME, MAusIMM

PO Box 86
Larkspur, CO 80118, USA
Fax: (501) 638-9162
E:mail: karl.swanson@yahoo.com